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Exhibit 12(a)(1)
MUNDER SERIES TRUST
MUNDER SERIES TRUST II
CODE OF ETHICS
PURSUANT TO THE SARBANES-OXLEY ACT OF 2002

I.	Introduction
The Boards of Trustees (each, the “Board”) of Munder Series Trust and Munder Series Trust II (each, the “Trust”) have established this Code of Ethics (“Code”) in accordance with the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. This Code does not supersede or otherwise affect any separate code of ethics that the Trust and Munder Capital Management have adopted pursuant to, among other things, Rule 17j-1 under the Investment Company Act of 1940, as amended (“Investment Company Act”), or any other applicable laws, regulations or corporate governance provisions.
This Code is designed to deter wrongdoing and promote:
     A. honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
     B. full, fair, accurate, timely, and understandable disclosure in reports and documents that the Trust files with, or submits to, the Securities and Exchange Commission (“SEC”) and in other public communications made by the Trust or any of its separate series (each, a “Fund”);
     C. compliance with applicable governmental laws, rules, and regulations;
     D. prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code; and
     E. accountability for adherence to the Code.
This Code applies to the Trust’s principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions, regardless of whether these individuals are employed by the Trust or a third party (collectively, “Covered Officers”). The Trust’s Covered Officers are those individuals listed in Appendix A, attached hereto.

II.	Principles of Honest and Ethical Conduct
     A. General Objectives
The Trust expects each Covered Officer to adhere to the highest possible standards of honest and ethical conduct. Each Covered Officer is expected to handle actual or apparent conflicts of

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interest between personal and professional relationships in a manner that is above reproach and to place the interests of the Trust above the Covered Officer’s own personal interests.
     B. Conflicts of Interest
All Covered Officers of the Trust should be scrupulous in avoiding a conflict of interest with the Trust’s interests. A “conflict of interest” occurs when a Covered Officer’s private or personal interests interfere or may appear to interfere with the best interests of the Trust. It is the duty of each Covered Officer to be aware of and to avoid any transaction, interest, personal activity, or investment that interferes or may appear to interfere with the Covered Officer’s objective execution of his or her duties and responsibilities for the Trust. Under no circumstances should a Covered Officer have any undisclosed and unapproved financial or other business relationship with the Trust or a third party that might impair or might be viewed as impairing the exercise of the Covered Officer’s best judgment with respect to matters involving the Trust.
Certain conflicts of interest arise out of the relationships between Covered Officers and the Trust and already are subject to conflict of interest provisions in the Investment Company Act and the Investment Advisers Act of 1940, as amended (“Investment Advisers Act”). For example, Covered Officers may not individually engage in certain transactions (such as the purchase or sale of securities or other property) with the Trust because of their status as “affiliated persons” of the Trust. The Trust’s and the investment adviser’s compliance programs and procedures are designed to prevent, or identify and correct, violations of these provisions. This Code does not, and is not intended to, repeat or replace these programs and procedures, and such conflicts fall outside of the parameters of this Code.
Although typically not presenting an opportunity for improper personal benefit, conflicts arise from, or as a result of, the contractual relationship between the Trust and the investment adviser of which the Covered Officers are also officers or employees. As a result, this Code recognizes that the Covered Officers will, in the normal course of their duties (whether formally for the Trust or for the adviser, or for both), be involved in establishing policies and implementing decisions that will have different effects on the adviser and the Trust. The participation of the Covered Officers in such activities is inherent in the contractual relationship between the Trust and the adviser and is consistent with the performance by the Covered Officers of their duties as officers of the Trust. Thus, if performed in conformity with the provisions of the Investment Company Act and the Investment Advisers Act, such activities will be deemed to have been handled ethically. In addition, it is recognized by each Board that the Covered Officers may also be officers or employees of one or more other investment companies covered by this or other codes.
Other conflicts of interest are covered by the Code, even if such conflicts of interest are not subject to provisions in the Investment Company Act and the Investment Advisers Act. Examples of possible conflicts of interest might include, but are not limited to:
     1. Personal Business Transactions. A Covered Officer may not cause the Trust to engage in any business transaction with his or her family members or relatives or utilize the Covered Officer’s relationship with the Trust to cause any third party to engage in any

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business transaction with his or her family members or relatives, except as permitted under the Investment Company Act.
     2. Use of Nonpublic or Confidential Information. A Covered Officer may not use, or disclose to a third party (unless required by applicable laws or regulations) nonpublic or confidential information about the Trust or any of its service providers for personal gain by the Covered Officer or his or her family members or relatives (including securities transactions based on such information).
     3. Outside Employment or Activities. A Covered Officer may not engage in any outside employment or activity that interferes with his or her duties and responsibilities with respect to the Trust or is otherwise in conflict with or prejudicial to the Trust. A Covered Officer must disclose to the Trust’s Chief Legal Officer any outside employment or activity that may constitute a conflict of interest and obtain the Chief Legal Officer’s approval before engaging in such employment or activity. The Trust’s Chief Legal Officer is identified in Appendix A to this Code.
     4. Gifts. A Covered Officer may not accept gifts or other items of more than de minimis value from any person or entity that does, or seeks to do, business with or on behalf of the Trust. In this regard, each Covered Officer should refer to any other applicable procedures regarding accepting or giving gifts that have been adopted by the Trust and Munder Capital Management.
     5. Corporate Opportunities. A Covered Officer may not exploit for his or her personal gain, or the personal gain of the Covered Officer’s family members or relatives, opportunities that are discovered through the use of Trust property, information, or the Covered Officer’s position, unless the opportunity is first fully disclosed in writing to the Trust’s Board and the Board determines not to pursue such opportunity for the Trust.
     6. Other Situations. Because other conflicts of interest may arise, it is impractical to attempt to list in this Code all possible situations that could result in a conflict of interest. If a proposed transaction, interest, personal activity, or investment raises any concerns, questions or doubts, a Covered Officer should consult with the Trust’s Chief Legal Officer before engaging in such transaction or investment or pursuing such interest or activity.
When consulting the Chief Legal Officer, the Covered Officer shall provide a detailed and accurate description of the proposed transaction, investment, interest or activity. Upon such consultation, the Chief Legal Officer shall conduct a review to determine (i) whether engaging in such transaction, investment, interest or activity reasonably could be expected to give rise to a conflict of interest, and (ii) the appropriate resolution of any such conflict.
Based on its review, the Chief Legal Officer shall advise the Covered Officer that the proposed transaction, investment, interest or activity: (i) would not violate this Code; (ii) would not violate this Code only if conducted in a particular manner and/or subject to certain conditions or safeguards; or (iii) would violate the Code. If the Chief Legal Officer has advised the Covered Officer that the proposed transaction, investment, interest or activity would not violate the Code only if conducted in a particular manner and/or subject to certain conditions or safeguards, the

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Covered Person must conduct the proposed transaction, investment, interest or activity in that manner and/or subject to those conditions or safeguards. If the Chief Legal Officer has advised the Covered Officer that the proposed transaction, investment, interest or activity would violate the Code, the Covered Officer may not conduct the proposed transaction, investment, interest or activity.
     C. Reporting.
Any potential conflict of interest must be disclosed and reported by the Covered Officer to the Chief Legal Officer and resolved before the Covered Officer takes any action.

III.	Full, Fair, Accurate, Timely, and Understandable Disclosure in Trust Disclosure and Reporting Documents.
As a registered investment company, it is of critical importance that the Trust’s public communications, reports, and SEC filings contain full, fair, accurate, timely, and understandable disclosure. Accordingly, each Covered Officer is expected to consider it central to his or her duties and responsibilities to the Trust to promote full, fair, accurate, timely, and understandable disclosure in the Trust’s public communications and reports, and in the documents that the Trust files with, or submits to, the SEC. In this regard, the Trust has adopted Disclosure Controls and Procedures that, “under the supervision and oversight” of the Covered Officers are designed to ensure that all information the Trust is required to disclose in its annual and semi-annual reports filed with the SEC are recorded, processed, summarized and reported within the time periods specified by the SEC under its rules and regulations.
In addition to adhering to the specific requirements set forth in those Disclosure Controls and Procedures and all applicable governmental laws, rules and regulations, each Covered Officer shall exercise a high standard of care in complying with the Trust’s system of internal accounting controls, and in preparing and providing all necessary information to make the Trust’s public reports, communications, and SEC filings and submissions complete, fair, and understandable.
Accordingly, each Covered Officer must not knowingly misrepresent or cause others to misrepresent facts about the Trust. In addition, each Covered Officer must seek to ensure that all of the Trust’s books, records, accounts and financial information, as well as reports produced from those materials:
     A. are supported by accurate documentation maintained in reasonable detail;
     B. are recorded in the proper account and in the proper accounting period;
     C. do not contain any false or intentionally misleading entries;
     D. fairly and accurately reflect the transactions or occurrences to which they relate; and
     E. conform to both the Trust’s system of internal controls, its Disclosure Controls and Procedures, and to all applicable laws, rules and regulations.

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Each Covered Officer shall promptly bring to the attention of the Board’s Process and Governance Committee any information he or she may have concerning any violation of the provisions of this Code, involving any Trust management, employees or agents thereof who have a significant role in the Trust’s financial reporting, disclosures or internal controls.

IV.	Compliance With Applicable Governmental Laws, Rules and Regulations.
As a registered investment company, the Trust must comply with all applicable federal securities laws and regulations, as well as other applicable laws and regulations. The Trust insists on strict compliance with the spirit and the letter of these laws and regulations. Each Covered Officer must comply with all laws, rules, and regulations applicable to the Trust’s operations and business.
A Covered Officer should seek guidance whenever he or she is in doubt as to the applicability of any law, rule, or regulation with respect to the contemplated course of action. If in doubt on a course of action, a good guideline is “always ask first, act later” — if a Covered Officer is unsure of what to do in any situation, he or she should seek guidance before acting.
Each Covered Officer shall cooperate with the Chief Legal Officer, the Trust’s independent accountants, and the Trust’s other service providers with the goal of maintaining the Trust’s material compliance with applicable laws, rules and regulations.
Each Covered Officer is encouraged to attend courses and seminars for the purpose of keeping apprised of developments relating to those governmental laws, rules, and regulations applicable to the Trust. Each Covered Officer also should consult with the various procedures, guidelines and other related materials which the Trust and its service providers have prepared on specific laws and regulations.

V.	Prompt Internal Reporting of Violations of the Code; Evaluation of Possible Violations; Determination of Sanctions
     A. Reporting to the Chief Legal Officer. Each Covered Officer shall promptly bring to the attention of the Chief Legal Officer any knowledge or information the Covered Officer may have concerning a material violation of this Code. Failure to disclose or report to the Chief Legal Officer any material violation of this Code is in of itself a violation of the Code. If no written report is made by a Covered Officer, the Chief Legal Officer shall document such receipt of a report by the Chief Legal Officer of a suspected material violation of this Code.
     B. Evaluation of Reports. The Chief Legal Officer shall determine whether the reported conduct actually violates the Code. If it is determined that there has been a violation of the Code, the Chief Legal Officer shall determine whether the violation of the Code has had or may have a material adverse impact upon the Trust or any Fund.
     1. No Material Adverse Impact on the Trust or any Fund. If the Chief Legal Officer determines that the violation has not caused a material adverse impact upon

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the Trust or any Fund, the Chief Legal Officer shall determine what sanctions, if any, may be appropriate for the violation.
     2. Material Adverse Impact on the Trust or any Fund. If the Chief Legal Officer determines that the violation has caused a material adverse impact upon the Trust or any Fund, the Chief Legal Officer shall promptly notify the Board’s Process and Governance Committee of such violation. The Process and Governance Committee shall be entitled to consult with independent legal counsel to determine whether the violation actually has had a material adverse impact upon the Trust or any Fund and to formulate appropriate actions or sanctions that the Process and Governance Committee, in its business judgment, determines to be necessary or advisable.
     C. Periodic Reports by the Chief Legal Officer to Board. The Chief Legal Officer shall report to the Board at each regularly scheduled Board meeting all violations of this Code (whether or not they caused a material adverse impact upon the Trust or any Fund) and all sanctions imposed.

VI.	Waivers of Provisions of the Code
     A. Waivers.
A Covered Officer may request a waiver from a provision of this Code if there is a reasonable likelihood that a contemplated action would be a material departure from a provision of the Code. Waivers will not be granted except under extraordinary or special circumstances. The process of requesting a waiver shall consist of the following steps:
     1. The Covered Officer shall set forth a request for waiver in writing and submit such request to the Chief Legal Officer. The request shall describe the conduct, activity, or transaction for which the Covered Officer seeks a waiver, and shall briefly explain the reason for engaging in the conduct, activity, or transaction.
     2. The determination with respect to the waiver shall be made in a timely fashion by the Chief Legal Officer and submitted to the Board for ratification at its next regularly scheduled meeting.
     3. The decision with respect to the waiver request shall be documented and maintained in the Trust’s records for a period of not less than six years following the end of the fiscal year in which the waiver occurred.
     B. Disclosure of Waivers.
     1. To the extent required by applicable law, waivers (including “implicit waivers”) shall be publicly disclosed on a timely basis. An “implicit waiver” for these purposes is defined as the Trust’s failure to take action within a reasonable period of time regarding a material departure from a provision of the Code that “has been made known” to an executive officer of the Trust within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934, as amended (“1934 Act”).

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     2. Rule 3b-7 under the 1934 Act currently defines an “executive officer” of the Trust as the president of the Trust; any vice president of the Trust in charge of a principal business unit, division or function; any other officer who performs a policy making function; or any other person who performs similar policy making functions for the Trust. A list of such executive officers is included in Appendix A to the Code.
     3. If a material departure from a provision of the Code is known only by the Covered Person who has caused the material departure from the Code, the material departure will not be considered to have been made known to an executive officer of the Trust.

VII.	Accountability for Adherence to the Code
The matters covered in this Code are of the utmost importance to the Trust and its shareholders and are essential to the Trust’s ability to conduct its business in accordance with its stated values. Each Covered Officer is expected to adhere to these rules in carrying out his or her duties for the Trust. The conduct of each Covered Officer can reinforce an ethical atmosphere and positively influence the conduct of all employees and agents of the Trust.
Each Covered Officer must affirm in writing to the Board that he or she has received, read and understands the Code. Each Covered Officer must annually thereafter affirm to the Board that he or she has complied with the requirements of the Code.
The Trust will, if appropriate, take action against any Covered Officer whose actions are found to violate this Code. As discussed in Section V of the Code, appropriate sanctions for violations of the Code will depend on the materiality of the violation to the Trust.
Sanctions may include, among other things, a requirement that the violator undergo training related to the violation, a letter of sanction or written censure by the Board, the imposition of a monetary penalty, suspension of the violator as an officer of the Trust or termination of the employment of the violator. If the Trust or any Fund has suffered a loss because of violations of this Code, it may pursue its remedies against the individuals or entities responsible. Accordingly, each Covered Officer shall cooperate or take such steps as may be necessary or appropriate to remedy any material violation of this Code.

VIII.	Recordkeeping, Amendments and Disclosure of Code
     A. Records. A copy of this Code, any amendments hereto, and any reports or other records created in relation to waivers of or amendments to provisions of this Code shall be kept as records of the Trust for six years from the end of the fiscal year in which such document was created. All reports and records prepared or maintained pursuant to this Code will be considered confidential and shall be maintained and protected accordingly. Except as otherwise required by law or this Code, such matters shall not be disclosed to anyone other than to members of the Board, Trust counsel and counsel to the independent directors. Such records shall be furnished to the SEC or its staff upon request.

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     B. Amendments. Each Covered Officer and the Chief Legal Officer are encouraged to recommend improvements to this Code to the Board. The Board may amend the Code in its discretion.
     C. Disclosure of Code. The Trust must disclose this Code, any substantive amendments and any waivers (including implicit waivers) by: (i) filing with the SEC a copy of the Code, any such amendments and waivers in the Trust’s annual report on Form N-CSR; (ii) posting the text of the Code, any such amendments and waivers on the Trust’s Internet website and disclosing in each report on Form N-CSR, its Internet address and the fact that it has posted the Code on the website; or (iii) undertaking in each report on Form N-CSR to provide to any person without charge, upon request, a copy of the Code, any such amendments and waivers and explain the manner in which such request may be made.
As Amended and Restated December 13, 2007

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APPENDIX A
MUNDER SERIES TRUST
MUNDER SERIES TRUST II
CODE OF ETHICS
(pursuant to the Sarbanes-Oxley Act of 2002)

Covered Officers

Principal Executive Officer	James V. FitzGerald

Principal Financial Officer	Peter K. Hoglund

Principal Accounting Officer	David W. Rumph

Chief Legal Officer

Stephen J. Shenkenberg

Executive Officers for purposes of Disclosure of “Implicit Waivers” in Section VI(b)

President	James V. FitzGerald

Vice President	Peter K. Hoglund

Vice President	Stephen J. Shenkenberg